Exhibit 99.1

FINANCIAL STATEMENTS

Condensed consolidated interim unaudited financial statements

For the three-month periods ended March 31, 2024 and 2023

(Expressed in thousands of Canadian dollars, except where otherwise indicated)

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of financial position

(Amounts expressed in thousands of Canadian dollars - unaudited)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	As at March 31, 2024	As at December 31, 2023
ASSETS
CURRENT
Cash and cash equivalents		88,033	36,332
Grants receivable and other current assets		1,935	1,334
Sales taxes receivable		1,500	1,061
Tax credits receivable		1,314	1,502
Prepaid expenses		2,141	2,697
Total current assets		94,923	42,926

NON-CURRENT
Tax credits receivables		9,154	8,846
Investment - Listed shares		625	1,075
Property, plant and equipment	6	66,877	66,619
Intangible assets		53	59
Right-of-use assets		1,767	1,884
Deposits		2,443	2,530
Total non-current assets		80,919	81,013
Total assets		175,842	123,939

LIABILITIES
CURRENT
Accounts payable and other	7	10,618	9,798
Deferred grants		1,135	1,255
Convertible notes	8	56,367	53,624
Derivative warrant liability	9	19,738	—
Current portion of lease liabilities		449	451
Current portion of borrowings		747	480
Total current liabilities		89,054	65,608

NON-CURRENT
Asset retirement obligation		938	987
Lease liabilities		1,524	1,636
Borrowings		953	1,278
Total non-current liabilities		3,415	3,901
Total liabilities		92,469	69,509

EQUITY
Share capital		297,984	238,823
Other reserves	8	8,780	7,692
Contributed surplus		29,433	28,502
Deficit		(252,824)	(220,587)
Total equity		83,373	54,430
Total liabilities and equity		175,842	123,939
Going Concern	1
Commitments	18
Subsequent events	19

APPROVED BY THE BOARD OF DIRECTORS

/s/ Eric Desaulniers – “Director”

/s/ Daniel Buron – “Director”

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of loss and comprehensive loss

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

		For the three-month periods ended
		March 31, 2024	March 31, 2023
	Notes	$	$
EXPENSES
Exploration and evaluation expenses	11	20,223	1,647
Battery Material Plant project expenses	12	7,813	4,733
General and administrative expenses	13	6,183	6,909
Operating loss		34,219	13,289
Net financial costs (income)	14	(2,082)	11,757
Loss before tax		32,137	25,046
Income tax		100	100
Net loss and comprehensive loss		32,237	25,146

Basic and diluted loss per share		0.43	0.45
Weighted average number of shares outstanding		75,727,397	56,034,874

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of changes in equity

(Amounts expressed in thousands of Canadian dollars - unaudited)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

				Contributed	For the three-month period ended March 31, 2024
				surplus and
			Share capital	warrants	Other reserves	Deficit	Total equity
	Notes	Number	$	$	$	$	$
Balance as at January 1, 2024		60,903,898	238,823	28,502	7,692	(220,587)	54,430
Shares issued - Lac Guéret Property acquisition	11	6,208,210	18,625	—	—	—	18,625
Shares issued from Private Placement	9	25,000,000	42,128	—	—	—	42,128
Share-based compensation		—	—	931	—	—	931
Settlement of interest on Convertible Notes	8	—	—	—	1,088	—	1,088
Share issue costs		—	(1,592)	—	—	—	(1,592)
Net loss and comprehensive loss		—	—	—	—	(32,237)	(32,237)
Balance as at March 31, 2024		92,112,108	297,984	29,433	8,780	(252,824)	83,373

				Contributed	For the three-month period ended March 31, 2023
				surplus and
			Share capital	warrants	Other reserves	Deficit	Total equity
	Notes	Number	$	$	$	$	$
Balance as at January 1, 2023		55,873,898	210,786	25,313	829	(164,604)	72,324
Share-based compensation		—	—	741	—	—	741
Settlement of interest on Convertible Notes	8	—	—	—	1,617	—	1,617
Net loss and comprehensive loss		—	—	—	—	(25,146)	(25,146)
Balance as at March 31, 2023		55,873,898	210,786	26,054	2,446	(189,750)	49,536

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of cash flow

(Amounts expressed in thousands of Canadian dollars - unaudited)

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three-month periods ended
		March 31, 2024	March 31, 2023
	Notes	$	$
OPERATING ACTIVITIES
Net loss		(32,237)	(25,146)
Adjustments for non-cash items:
Depreciation and amortization		2,621	1,157
Change in fair value - Listed shares		450	(675)
Change in fair value - Embedded derivatives	8	—	10,279
Change in fair value - Derivative warrant liability	9	(5,955)	—
Interest on convertible notes	8	1,759	1,617
Lac Gueret Property acquisition	11	18,625	—
Unrealized foreign exchange loss (gain)		1,412	(40)
Share-based compensation	10.2	854	582
Accretion included within financial costs		982	1,183
Net change in working capital	15	(917)	2,229
Cash flows used in operating activities		(12,406)	(8,814)

INVESTING ACTIVITIES
Additions to property, plant, and equipment, net of grants	15	(2,308)	(1,481)
Deposits		85	56
Cash flows used in investing activities		(2,223)	(1,425)

FINANCING ACTIVITIES
Proceeds from private placement	9	67,870	—
Convertible notes issue costs		—	(659)
Repayment of borrowings		(58)	(155)
Repayment of lease liabilities		(113)	—
Share issue costs		(1,256)	(62)
Cash flows from (used in) financing activities		66,443	(876)

Effect of exchange rate changes on cash		(113)	(11)

Net change in cash and cash equivalents		51,701	(11,126)
Cash and cash equivalents at the beginning of the period		36,332	59,924
Cash and cash equivalents at the end of the period		88,033	48,798
Non-cash investing and financing activities	15

The accompanying notes are an integral part of the condensed consolidated interim financial statement.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nouveau Monde Graphite Inc. (the “Company”, or “parent company”) was established on December 31, 2012, under the Canada Business Corporations Act. The Company specializes in exploration, evaluation and development of mineral properties located in Québec and is developing a natural graphite-based anode material that would qualify as battery-grade material to supply the lithium-ion industry.

The Company’s shares are listed under the symbol NMG on the New York Stock Exchange (“NYSE”), NOU on the TSX Venture Exchange (“TSXV”), and NM9A on the Frankfurt Stock Exchange. The Company’s registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Québec, Canada, J0K 3B0.

The Company’s condensed consolidated interim financial statements have been prepared using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due for the foreseeable future.

During the three-month period ended March 31, 2024, the Company reported a net loss after tax of $32.2 million, cash outflows from operating activities of $12.4 million and an accumulated deficit of $252.8 million and has yet to generate positive cash flows or earnings. Based on all available information about the future, which includes at least, but not limited to, the next twelve months, management believes that without additional funding, the Company does not have sufficient liquidity to pursue its planned expenditures.

These circumstances indicate the existence of material uncertainties that cast substantial doubt as to the ability of the Company to continue as a going concern and accordingly, the appropriateness of the use of accounting principles applicable to a going concern. In recognition of these circumstances, the Company completed a private placement for aggregate gross proceeds of $67.9 million (US$50 million), with General Motors Holding LLC (“GM”) and Panasonic Holdings Corporation (“Panasonic”) on February 28, 2024.

The Company’s ability to continue future operations and fund its development and acquisition activities is dependent on management's ability to secure additional financing in the future, which may be completed in a number of ways including, but not limited to, the issuance of debt or equity instruments, expenditure reductions, or a combination of strategic partnerships, joint venture arrangements, project debt finance, offtake financing, royalty financing and other capital markets alternatives. While management has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to the Company.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption was not appropriate. These adjustments could be significant.

2.	BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

The Company’s condensed consolidated interim financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting, and also using the same accounting policies and procedures as those used for the Company’s audited consolidated financial statements as at December 31, 2023. These condensed consolidated interim financial statements do not include all the disclosures and notes required for annual consolidated financial statements and should therefore be read with the Company’s audited consolidated financial statements as at December 31, 2023, which have been prepared in accordance with IFRS.

The condensed consolidated interim financial statements for the three-month period ended March 31, 2024 (including comparative statements) were approved and authorized for publication by the Board of Directors on May 14, 2024.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES
3.1	EXPLORATION AND EVALUATION EXPENDITURES

Exploration and evaluation expenditures are costs incurred during the initial search for mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

All expenditures relating to exploration and evaluation are expensed as incurred in the consolidated statement of loss and comprehensive loss until the property reaches the development stage. Costs related to exploration and evaluation include topographical, geological, geochemical and geophysical studies, mining claims, exploration drilling, trenching, sampling, research and development costs specific to a mining project and other costs related to the evaluation of the technical feasibility and commercial viability of extracting a mineral resource. The various costs are expensed on a property-by-property basis pending determination of the technical feasibility and commercial viability of extracting a mineral resource.

When the technical feasibility and commercial viability of extracting a mineral resource are demonstrable, exploration and evaluation expenses related to the mining property will be recorded to property and equipment in Mining assets under construction.

3.2	COMPOUND INSTRUMENTS

The common shares and the share purchase warrants issued by the Company in connection with the private placement completed with GM and Panasonic are considered a compound financial instrument (refer to note 9). The share purchase warrants are classified as a derivative financial liability as the warrants are issued in a different currency than the Company’s functional currency. The principle known as “fixed for fixed” criterion under IFRS requires that a fixed amount of cash or another financial asset (in this case, the exercise of the share purchase warrants) be exchanged for a fixed number of equity instruments.

Derivative warrant liabilities are financial liabilities recorded at fair value. As at the issuance date, the liability component (derivative warrant liability) of the compound instrument was established by using the Black-Scholes pricing model, and the residual amount, net of the issuance cost, was allocated to the equity component of the financial instrument. The derivative warrant liability is remeasured at the end of each reporting period with subsequent changes in fair value recorded in the consolidated statement of loss and comprehensive loss. At each reporting period, the fair value of the liability related to warrants is determined using the Black-Scholes pricing model, which uses significant input that is not based on observable market data, hence the classification as Level 3 in the fair value hierarchy.

3.3	CONTINGENT PAYMENTS

The Company has an additional consideration in connection with the Asset purchase agreement of the Lac Guéret Property which the Company shall pay following the declaration of commercial production of the Uatnan project. The Company has elected not to record payments contingent on future events on day 1 and, therefore, no liability is recognized. The variable payment will be recorded once commercial production of the Uatnan project will occur.

4.	ACCOUNTING STANDARDS ADOPTED AND ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE
4.1	NEW ACCOUNTING STANDARDS ADOPTED

The Company adopted the amendments to IAS 1 Presentation of Financial Statements on classification of liabilities, effective for years beginning after January 1, 2024, which clarify when liabilities are classified as either current or non-current. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional.
Additionally, the amendments eliminate the exception related to conversion features. Previously, if conversion features were at the holder's discretion, it did not affect the classification of the liability component of a convertible instrument. In light of this amendment, the Company reclassified the convertibles notes from a non-current to current liability, including the 2023 comparative figures.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

4.2	NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted.

The new Accounting Standard introduces significant changes to the structure of a company's income statement and new principles for aggregation and disaggregation of information. The main impacts of the new Accounting Standard include:

●	Introducing a newly defined "operating profit" subtotal and a requirement for all income and expenses to be allocated between three distinct categories based on the company's main business activities: Operating, investing and financing;
●	Disclosure about management performance measures;
●	Adding new principles for aggregation and disaggregation of information;
●	Requiring the cash flow statement to start with operating profit; and
●	Remove the accounting policy choice for presentation of dividend and interest.
5.	ESTIMATES, JUDGEMENTS AND ASSUMPTIONS

In preparing its consolidated financial statements, management makes several judgements, estimates and assumptions about the recognition and measurement of assets, liabilities, and expenses.

Information about the significant estimates and assumptions that have the greatest impact on the recognition and measurement of assets, liabilities, and expenses can be found in the note 5 of the 2023 Consolidated audited annual financial statement, except for the one described below. Actual results may differ significantly.

Fair Value of the Derivative warrant liability

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company used the Black-Scholes option pricing model in determining the fair value of the derivative warrant liability which requires a number of assumptions to be made, including the volatility, the risk-free interest rate and the expected life. The Company uses its judgment to make assumptions that are mainly based on market conditions existing at the end of each reporting period. Details of the valuation model used for determining the fair value of the warrants and the assumptions used by management are disclosed in note 9.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

6.	PROPERTY, PLANT AND EQUIPMENT

				Furniture			Battery Material	Bécancour Battery
				and other IT		Mine under	Demonstration Plant	Material Plant
	Land	Buildings	Equipment	equipment	Rolling stock	construction [1]	under construction [1]	under construction [1]	Total
	$	$	$	$	$	$	$	$	$
COST
January 1, 2024	2,455	3,438	25,350	235	128	46,000	710	-	78,316
Additions	-	-	-	-	-	1,546	1,082	129	2,757
Write-Off/Disposals	-	-	-	-	(8)	-	-	-	(8)
March 31, 2024	2,455	3,438	25,350	235	120	47,546	1,792	129	81,065
ACCUMULATED DEPRECIATION
January 1, 2024	-	779	10,723	134	61	-	-	-	11,697
Depreciation	-	61	2,419	13	6	-	-	-	2,499
Write-Off/Disposals	-	-	-	-	(8)	-	-	-	(8)
March 31, 2024	-	840	13,142	147	59	-	-	-	14,188
Net book value as at March 31, 2024	2,455	2,598	12,208	88	61	47,546	1,792	129	66,877

				Furniture			Battery Material
				and other IT		Mine under	Demonstration Plant
	Land	Buildings	Equipment	equipment	Rolling stock	construction [1]	under construction [1]	Total
	$	$	$	$	$	$	$	$
COST
January 1, 2023	2,455	3,267	9,813	259	128	37,785	14,591	68,298
Additions	-	171	398	-	-	8,215	1,258	10,042
Transfers	-	-	15,139	-	-	-	(15,139)	-
Write-Off/Disposals	-	-	-	(24)	-	-	-	(24)
December 31, 2023	2,455	3,438	25,350	235	128	46,000	710	78,316
ACCUMULATED DEPRECIATION
January 1, 2023	-	551	3,478	97	37	-	-	4,163
Depreciation	-	228	7,245	56	24	-	-	7,553
Write-Off/Disposals	-	-	-	(19)	-	-	-	(19)
December 31, 2023	-	779	10,723	134	61	-	-	11,697
Net book value as at December 31, 2023	2,455	2,659	14,627	101	67	46,000	710	66,619
[1]	Assets under construction are not being depreciated as they are not in the condition necessary to be capable of being operated in the manner intended by management.

The amount of borrowing costs included in Mine under construction for the three-month period ended March 31, 2024, is $444 ($56 for the three-month period ended March 31, 2023). The rate used to determine the amount of borrowing costs to be capitalized is the weighted average interest rate applicable to the entity’s general borrowings during the three-month period ended March 31, 2024.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

7.	ACCOUNTS PAYABLE AND OTHER

	March 31, 2024	December 31, 2023
	$	$
Trade payable and accrued liabilities	7,979	7,047
Wages and benefits liabilities	1,958	2,751
Interest payable	681	-
Accounts payable and other	10,618	9,798

8.	CONVERTIBLE NOTES

US$50 Million Convertible Notes with Mitsui, Pallinghurst, and Investissement Québec

	Host (amortized cost)	Derivative (FVTPL)	Deferred amount	Total
	$	$	$	$
Issuance [1]	48,703	20,453	(2,773)	66,383
Interest accretion	732	—	—	732
Fair value adjustment	—	(11,199)	—	(11,199)
Amortization	—	—	140	140
Foreign exchange	382	127	(21)	488
Balance as of December 31, 2022	49,817	9,381	(2,654)	56,544
Interest accretion	5,082	—	—	5,082
Fair value adjustment	—	(8,049)	—	(8,049)
Amortization	—	—	1,453	1,453
Foreign exchange	(1,275)	(163)	32	(1,406)
Balance as of December 31, 2023	53,624	1,169	(1,169)	53,624
Interest accretion	1,421	—	—	1,421
Fair value adjustment	—	(1,037)	—	(1,037)
Amortization [2]	—	—	1,037	1,037
Foreign exchange	1,322	29	(29)	1,322
Balance as of March 31, 2024	56,367	161	(161)	56,367

[1] Transaction costs of $821 (US$608) have been allocated to the host instrument and reduced from the net proceeds allocated to this component.

[2] The amortization for the three-month period ended March 31, 2024 includes an additional amount of $938 to prevent the net amount of the Derivative and the Deferred amount components from representing a negative amount.

On November 8, 2022, the Company completed a private placement of unsecured convertible notes (the “Notes”) for aggregate gross proceeds of $67.2 million (US$50 million). The Notes are denominated in U.S. Dollars with a term of 36 months and carry a quarterly coupon interest payment of the greater of the 3-month CME Term SOFR plus 4% and 6%.

Subsequently and effective January 1, 2023, the Notes contracts were amended by:

-	Removing the interest capitalization provisions, such that accrued interest will be deemed paid in full in shares each quarter following the TSXV’s approval; and
-	Increasing the interest rate to the greater of the 3-month CME Term SOFR plus 5% and 7%.

The Notes include the following material conversion and settlement options available to the holders and the Company:

-

General conversion option: The holder of a Note, at any time before maturity, can convert the outstanding principal amount into units for US$5/unit. Each unit comprises one common share of the Company and one share warrant. The share warrant can be used to subscribe one common share of the Company at an exercise price of US$5.70/share for a period of 24 months from the date of conversion of the Note.

-

Repurchase option: The Company has, at its sole discretion, an option to repay the Notes at the Repurchase Amount (as defined in the subscription agreement) at the earlier of (i) December 31, 2023; or (ii) the date of a final investment decision (FID) as defined in the subscription agreement. Depending on the circumstances, the repurchase amount is affected by the remaining time to maturity and the cumulative interest paid to date to the Holders.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

-

Interest repayment option: Quarterly, the Company has an option to pay the interest due in (i) cash; or (ii) in Common Shares subject to the TSXV’s approval, by delivering share certificates to the Holders upon maturity, conversion or redemption at a U.S. Dollar equivalent of the Company’s TSXV market share price, determined at the quarter end on which such interest became payable.

-	The Notes also include redemption mechanisms in favor of the holders in the event of a change of control or an event of default.

For the three-month period ended March 31, 2024, the interest coupon totalled an aggregate amount of $1,759 (US$1,304) ($1,617 (US$1,196) for the three-month period ended March 31, 2023). Of the total interest coupon, $671 (US$498) is recorded as interest payable, which corresponds to the accrued interest calculated between February 15, 2024 and March 31, 2024 of Pallinghurst and Mitsui notes, while the remaining balance of $1,088 (US$807) represents the interest coupon that the Company elected to pay with 373,977 common shares, which will be issued at maturity or conversion of the Notes. The common shares to be issued are recorded as other reserves in the consolidated statements of changes in equity.

On February 14, 2024, the Company secured a private placement with Mitsui and Pallinghurst to surrender and cancel their convertible notes. This transaction was subject to approvals and requirements of Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions which was held in a special meeting of the shareholders on May 1, 2024.  All required approvals were obtained, therefore the private placement closed on May 2, 2024. For more details on the transaction refer to Note 19 - Subsequent events.

Below is a sensitivity analysis on inputs impacting the fair value revaluation of the derivative.

		Reasonably	Sensitivity [1]		Reasonably	Sensitivity [1]
	December 31, 2023	possible change	US$ (Derivative liability)	March 31, 2024	possible change	US$ (Derivative liability)
Observable inputs
Share price	US$2.61	+/- 10%	+0.4M/-0.3M	US$2.29	+/- 10%	+0.3M/-0.1M
Foreign Exchange rate	1.32	+/-5%	+/-0.1M	1.36	+/-5%	+/-0M
Unobservable inputs
Expected volatility	48%	+/- 10%	+0.1/-0.3M	48%	+/- 10%	+0.2/0M
Credit spread	5%	+/-5%	+/-0.03M	4%	+/-5%	+/-0.01M

[1]Holding all other variables constant.

9.	DERIVATIVE WARRANT LIABILITY

Derivative warrant liability
$
Issuance	25,742
Fair value adjustment	(5,955)
Foreign exchange	(49)
Balance as of March 31, 2024	19,738

On February 28, 2024, the Company completed a private placement, with GM and Panasonic. Each party subscribed for 12,500,000 Common Shares and 12,500,000 warrants. The 25,000,000 common shares and warrants were issued for aggregate gross proceeds of $67.9 million (US$50 million).

The warrants are exercisable in connection with the Tranche 2 Investment at the final investment decision (“FID”) or at latest on February 28, 2029. Each Warrant will entitle the holder to acquire one Common Share (a “Warrant Share”) at a price equal to US$2.38 per Warrant Share.

The transaction represents a compound financial instrument that is accounted for based on the residual method under IAS 32 Financial Instruments: Presentation. The liability component which represents the warrants was evaluated based on the Black-Scholes option pricing model and totalled $25.8M (US$19M). The residual balance of $42.1M (US$31M) was then allocated to the equity component (common shares issued). The transaction costs of $2.4M were allocated proportionally between the financial liability and the equity component. Transaction costs allocated to the equity component were accounted for as a deduction from equity. Transaction costs allocated to the warrants were recorded directly in the consolidated statement of loss and comprehensive loss.

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

The following assumptions were used to estimate the fair value of the derivative warrant liability:

	March 31, 2024	February 28, 2024
Number of Warrants	25,000,000	25,000,000
Risk-Free Interest Rate	5.16%	5.10%
Expected Volatility	75%	71%
Stock Price at Valuation Date	US$2.29	US$2.55
Exercise Price	US$2.38	US$2.38
Average Fair Value per Warrant	US$0.58	US$0.76

The main non-observable input used in the model is the expected volatility. An increase or decrease in the expected volatility used in the model of 10% would have resulted in an increase of $1,867 and a decrease of $1,893 respectively in the fair value of the warrants as at March 31, 2024.

10.	EQUITY

10.1 SHARE CAPITAL

Authorized share capital

Unlimited number of common shares voting and participating, with no par value. All issued ordinary shares are fully paid.

	For the three-month periods ended	For the years ended
	March 31, 2024	December 31, 2023
Shares issued at the start of the period	60,903,898	55,873,898
Shares issued from offering	—	4,850,000
Shares issued - Lac Gueret Property acquisition (Note 11)	6,208,210	—
Shares issued from Private Placement (Note 9)	25,000,000	—
Options exercised	—	180,000
Shares issued at the end of period	92,112,108	60,903,898

On April 17, 2023, the Company concluded an underwritten public offering agreement for 4,850,000 common shares, at a price of US$4.55 per share for gross proceeds of $29.6M (US$22M). The offering was conducted on a bought deal basis and the Company incurred underwriter fees equal to 6% of the gross proceeds.

10.2 SHARE-BASED PAYMENTS

The Board of Directors determines the price per common share and the number of common shares which may be allocated to each director, officer, employee and consultant and all other terms and conditions of the option, subject to the rules of the TSXV. The plan has a policy that caps the maximum of total options that can be granted to 10% of the total outstanding shares of the Company.

All share-based payments will be settled in equity. The Company has no legal or contractual obligation to repurchase or settle the options in cash.

The Company’s share options are as follows:

	For the three-month period ended March 31, 2024		For the year ended December 31, 2023
		Weighted average		Weighted average
		exercise price		exercise price
	Number	$	Number	$
Opening balance	4,908,548	6.79	3,911,804	7.42
Granted	-	—	2,088,548	5.51
Exercised	-	—	(180,000)	3.20
Expired	(161,000)	8.47	(337,000)	6.52
Forfeited	(23,000)	4.77	(87,000)	5.39
Cancelled	-	—	(487,804)	8.20
Ending balance	4,724,548	6.74	4,908,548	6.79
Options that can be exercised	2,723,000	7.62	2,824,000	7.64

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

11.	EXPLORATION AND EVALUATION EXPENSES

	For the three-month periods ended
	March 31, 2024	March 31, 2023
	$	$
Wages and benefits	1,051	815
Share-based compensation	138	79
Consulting fees	21	175
Materials, consumables, and supplies	151	166
Maintenance and subcontracting	112	204
Utilities	88	104
Depreciation and amortization	64	73
Other	41	65
Uatnan Mining Project	18,648	95
Grants	(18)	(54)
Tax credits	(73)	(75)
Exploration and evaluation expenses	20,223	1,647

On January 31, 2024, the Company completed the acquisition of the Lac Guéret property with Mason Resources Inc (“Mason”) through an asset acquisition agreement consisting mainly of 74 map-designated claims. The consideration for the asset acquisition was paid with 6,208,210 common shares of the Company, at $3.00 per share, representing a total aggregated amount of $18.6 million. The Company performed the concentration test and concluded that the acquisition represents an asset acquisition and not a business acquisition, since substantially all the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. Mining rights are specifically excluded from the scope of IAS 16, therefore, the Company applied IFRS 6. Since the Company’s accounting policy for Exploration and Evaluation activities under IFRS 6 is to classify expenditures in the consolidated statement of loss and comprehensive loss, $18.6 million was expensed under the category “Uatnan Mining Project”. A subsequent payment of $5,000,000 will be made to Mason at the start of commercial production of the contemplated Uatnan Mining Project, which will be recorded once commercial production of the Uatnan project will occur.

12.	BATTERY MATERIAL PLANT PROJECT EXPENSES

	For the three-month periods ended
	March 31, 2024	March 31, 2023
	$	$
Wages and benefits	1,269	908
Share-based compensation	59	75
Engineering	2,619	1,519
Consulting fees	157	203
Materials, consumables, and supplies	666	600
Maintenance and subcontracting	661	396
Utilities	189	214
Depreciation and amortization	2,497	1,021
Other	54	34
Grants	(124)	(237)
Tax credits	(234)	—
Battery Material Plant project expenses	7,813	4,733

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

13.	GENERAL AND ADMINISTRATIVE EXPENSES

	For the three-month periods ended
	March 31, 2024	March 31, 2023
	$	$
Wages and benefits	1,863	2,062
Share-based compensation	657	429
Professional fees	1,435	1,032
Consulting fees	464	755
Travelling, representation and convention	120	210
Office and administration	1,542	2,226
Stock exchange, authorities, and communication	84	126
Depreciation and amortization	60	63
Other financial fees	4	6
Grants	(46)	—
General and administrative expenses	6,183	6,909

14.	NET FINANCIAL COSTS (INCOME)

	For the three-month periods ended
	March 31, 2024	March 31, 2023
	$	$
Foreign exchange loss (gain)	1,403	(31)
Interest income	(752)	(636)
Interest expense on lease liabilities	4	5
Change in fair value - Listed shares	450	(675)
Change in fair value - Embedded derivative and deferred amount amortization	—	10,279
Change in fair value - Derivative warrant liability	(5,955)	—
Accretion on borrowings and notes	982	1,183
Interest on borrowings and notes	1,786	1,632
Net financial costs (income)	(2,082)	11,757

15.	ADDITIONAL CASH FLOW INFORMATION

	For the three-month periods ended
	March 31, 2024	March 31, 2023
	$	$
Grants receivable and other current assets	133	130
Deferred grants	(120)	25
Mining tax credits	(120)	(75)
Sales taxes receivable	(439)	519
Prepaid expenses	558	1,535
Accounts payable and other	(929)	95
Total net change in working capital	(917)	2,229

Income tax received	188	—
Interest paid	17	14

Non-cash financing activities
Deferred expenses included in accounts payable and accrued liabilities	924	87
Share issue costs included in accounts payable and accrued liabilities	336	—

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

Reconciliation of additions presented in the property, plant and equipment schedule to the net cash used in investing activities

	For the three-month periods ended
	March 31, 2024	March 31, 2023
	$	$
Additions of property, plant and equipment as per note 6	2,757	2,624
Non-cash decrease (increase) of the asset rehabilitation obligation	54	(20)
Borrowing costs included in Mine under construction	(444)	(56)
Share-based compensation capitalized (non-cash)	(77)	(159)
Grants recognized	1	(25)
Grants received	(104)	(2,743)
Accounts payable variation related to property, plant and equipment	121	1,860
Net cash flow used in investing activities - purchase of property, plant and equipment	2,308	1,481

16.	RELATED PARTY TRANSACTIONS

The Company considers its directors and officers to be key management personnel. Transactions with key management personnel are set out as follows:

	For the three-month periods ended
	March 31, 2024	March 31, 2023
	$	$
Key management compensation
Employee benefit expenses	550	715
Share-based payments	436	107
Board fees	224	229

During the three-month period ended March 31, 2024, the Company incurred interest fees of $1,759 (US$1,304) ($1,617 (US$1,196) for the three-month period ended March 31, 2023) to Investissement Québec and Pallinghurst, as disclosed above in Note 8 – Convertible Notes.

17.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

FAIR VALUE

Current financial assets and financial liabilities are valued at their carrying amounts, which are reasonable estimates of their fair value due to their relatively short-maturities; this includes cash and cash equivalents, other receivables and accounts payable and accrued liabilities. Borrowings and the convertible debt host are accounted for at amortized cost using the effective interest method, and their fair value approximates their carrying value except for the convertible debt host for which fair value is estimated at $68,788 (US$50,766) as at March 31, 2024 ($66,227 and US$50,073 as at December 31, 2023) (level 3).

Fair Value Hierarchy

Subsequent to initial recognition, the Company uses a fair value hierarchy to categorize the inputs used to measure the financial instruments at fair value grouped into the following levels based on the degree to which the fair value is observable.

-	Level 1: Inputs derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
-

Level 2: Inputs derived from other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

-	Level 3: Inputs that are not based on observable market data (unobservable inputs).

NOUVEAU MONDE GRAPHITE INC.

Notes to the condensed consolidated interim financial statements

(Amounts expressed in thousands of Canadian dollars, except per share amounts - unaudited)

	As at March 31, 2024
	Level 1	Level 2	Level 3	Total
Financial Assets at FVTPL
Non-current investments (Equity investment in publicly listed entities)	625	—	—	625
Financial liabilities at FVTPL
Convertible notes - Embedded derivatives (note 8)	—	—	—	—
Warrants (note 9)	—	—	19,738	19,738

	As at December 31, 2023
	Level 1	Level 2	Level 3	Total
Financial Assets at FVTPL
Non-current investments (Equity investment in publicly listed entities)	1,075	—	—	1,075
Financial liabilities at FVTPL
Convertible notes - Embedded derivatives (note 8)	—	—	—	—

There were no transfers between Level 1, Level 2 and Level 3 during the three-month period ended March 31, 2024 (none in 2023).

Financial Instruments Measured at FVTPL

Non-Current investments

Equity instruments publicly listed are classified as a Level 1 in the fair value hierarchy. Their fair values are a recurring measurement and are estimated using the closing share price observed on the relevant stock exchange.

18.	COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments. As at March 31, 2024, the Company had issued $2,906 of purchase orders for the acquisition of property, plant and equipment and $3,303 in relation to operations.

19.	SUBSEQUENT EVENTS

On May 2, 2024, the Company closed the private placements with Mitsui and Pallinghurst for the surrender and cancellation of their convertible notes dated November 8, 2022. The Company has received the required regulatory approvals and shareholder approval as per the requirements of Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions. The Company issued 18,750,000 Common Shares and 18,750,000 Warrants to Mitsui and Pallinghurst, for a total value of US$37.5 million in accordance with the private placement. Additionally, the Company issued a total of 1,579,043 Common Shares representing the interest coupons that the Company previously elected to pay in common shares, which represent the interest from November 8, 2022 to February 14, 2024 (signature of the subscription agreement).